UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 1)

MICROCELL TELECOMMUNICATIONS INC. (Name of Subject Company (Issuer))

TELUS CORPORATION (Name of Filing Person (Offeror))

CLASS A RESTRICTED VOTING SHARES, CLASS B NON-VOTING SHARES, WARRANTS 2005 and WARRANTS 2008 (Titles of Classes of Securities)

59501T882, 59501T874, 59501T163 and 59501T171 (CUSIP Numbers of Classes of Securities)

Audrey T. Ho
Vice President, Legal Services and General Counsel
TELUS Corporation
8-555 Robson Street
Vancouver, British Columbia V6B 3K9, Canada
(604) 697-8044
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 590-9200 (Name, address and telephone number of agent for service in the United States)

Copies to: Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5, Canada (416) 777-4700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S.$798,065,574	U.S.$101,115

*	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation is the sum of (1) the product of 235,961 class A restricted voting shares (“Class A Shares”), of Microcell Telecommunications Inc. (“Microcell”), and consideration of Cdn.$29.00 per Class A Share in cash plus (2) the product of 34,827,210 (which includes 5,747,857 outstanding stock options and warrants for) class B non-voting shares (“Class B Shares”), of Microcell and the tender offer consideration of Cdn.$29.00 per Class B Share in cash plus (3) the product of 3,998,302 Warrants 2005 (“Warrants 2005”), of Microcell and the tender offer consideration of Cdn.$9.67 per Warrant 2005 in cash plus (4) the product of 6,663,943 Warrants 2008 (“Warrants 2008”), of Microcell and the tender offer consideration of Cdn.$8.89 per Warrant 2008 in cash, converted to U.S. dollars at the May 13, 2004, noon spot exchange rate as reported by the Bank of Canada (Cdn.$1.3968 = U.S.$1.00). The maximum number of Microcell securities to be acquired in the tender offers is based on Microcell’s outstanding share capital as at May 3, 2004 as set forth in a press release issued by Microcell, dated May 5, 2004, which was attached to a Form 6-K filed by Microcell with the United States Securities and Exchange Commission on May 5, 2004.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the United States Securities and Exchange Commission on January 26, 2004, equals the product of 0.0001267 and the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S.$101,115	Filing Party:	TELUS Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 17, 2004

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.	[_]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.	[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on May 17, 2004 by TELUS Corporation, a company governed by the laws of British Columbia (“TELUS”), relating to the offers by TELUS to purchase all of the issued and outstanding class A restricted voting shares (“Class A Shares”), class B non-voting shares (“Class B Shares” and, collectively with the Class A Shares, together with the associated Rights, the “Shares,” including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights), Warrants 2005 (“Warrants 2005”), and Warrants 2008 (“Warrants 2008”), of Microcell Telecommunications Inc. at a purchase price of Cdn.$29.00 per Class A Share, Cdn.$29.00 per Class B Share, Cdn.$9.67 per Warrant 2005 and Cdn.$8.89 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated May 17, 2004 (the “Offers to Purchase”), and the related Letters of Acceptance and Transmittal, which, together with any amendments or supplements thereto, collectively, constitute the “Offering Materials.” The information set forth in the Offering Materials is hereby incorporated by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Except where otherwise indicated in this Schedule TO, all references to “dollars” or “$” are to Canadian dollars. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed thereto in the Offering Materials.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is amended and supplemented in the manner set forth below.

In the “Summary Term Sheet,” the response to the question “What Is the Purpose of Your Offers?” is amended and restated in its entirety as follows:

The purpose of our offers is to enable us to acquire all of the Class A Shares, Class B Shares, Warrants 2005 and Warrants 2008 and is consistent with our strategy to focus on the growth markets of wireless, Internet Protocol and data as well as building national capabilities. We believe that consummation of the offers would increase the speed at which we can enhance our position, particularly in Québec and Ontario given the location of Microcell’s customer base. The offers are also consistent with the current North American consolidation in the scale-driven wireless business. See Section 4 of the Circular.

In the “Summary Term Sheet,” the response to the question “How Much Are You Offering to Pay? What Is the Form of Payment? Will I Have to Pay Any Fees or Commissions if I Deposit in Your Offers?” is amended and restated in its entirety as follows:

We are offering to pay $29.00 per Class A Share, $29.00 per Class B Share, $9.67 per Warrant 2005 and $8.89 per Warrant 2008 of Microcell, in each case, net to you in cash, without interest.

On May 14, 2004, the Bank of Canada noon spot exchange rate for Canadian dollars per U.S.$1.00 was $1.3925. For example, if you received payment in Canadian dollars and exchanged it for U.S. dollars at that exchange rate, you would have received U.S.$20.83 per Class A Share, U.S.$20.83 per Class B Share, U.S.$6.94 per Warrant 2005 and U.S.$6.38 per Warrant 2008 (excluding any currency exchange fees or commissions). Although the offer prices of $29.00 per Class A Share, $29.00 per Class B Share, $9.67 per Warrant 2005 and $8.89 per Warrant 2008 of Microcell are fixed, the amount you would receive in U.S. dollars with respect to each of the foregoing Microcell securities will vary with the Canadian dollar to U.S. dollar exchange rate, which may be higher or lower than $1.3925 per U.S.$1.00 at the time of exchange. All amounts payable by us for your Microcell securities will be paid promptly in Canadian currency upon our take up of Microcell securities under our offers. If applicable to your situation, you should obtain a current quote of the exchange rate before deciding whether to deposit your Microcell securities.

You will not be obligated to pay any brokerage fee or commission with respect to the purchase of Microcell securities by us pursuant to our offers if you accept our offers by depositing your Microcell securities directly with Computershare Trust Company of Canada, the depositary for our offers, or by utilizing the services of any member of the soliciting dealer group for our offers. If a depositing securityholder owns Microcell securities through a broker or other nominee and such broker or nominee deposits securities on the securityholder’s behalf, the broker or nominee may charge a fee for performing this service. We will pay all stock transfer taxes with respect to the transfer and sale of Microcell securities pursuant to our offers, except if payment of the purchase price is to be made to, or if certificates for Microcell securities not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Microcell securities are registered in the name of any person other than the person(s) signing the Letter of Acceptance and Transmittal, the amount of any stock transfer taxes payable on account of the transfer to such other person will be deducted from the purchase price of such Microcell securities purchased unless evidence satisfactory to us of the payment of such taxes, or exemption therefrom, is submitted. See Section 3 of the Offers to Purchase.

In the “Summary Term Sheet,” the response to the question “Can I Withdraw Microcell Securities That I Previously Deposited in Your Offers? Until What Time May I Withdraw Previously Deposited Microcell Securities?” is amended and restated in its entirety as follows:

Yes. You can withdraw some or all of the Microcell shares and warrants that you validly deposited in our offers at any time prior to the expiry time. Once we accept your deposited Microcell shares and warrants for payment upon the expiration of our offers, you will no longer be able to withdraw them, except if they have not been paid for within three business days of such acceptance or in accordance with applicable law. In addition, if we have not agreed to accept your Microcell shares or warrants for payment by July 15, 2004, you can withdraw them at any time thereafter, provided that your Microcell shares or warrants have not been accepted for payment prior to the receipt by the depositary of a notice of withdrawal in respect of such shares or warrants. See Section 6 of the Offers to Purchase.

In the “Summary Term Sheet,” the response to the question “If the Microcell Shares are Deposited and Taken Up, Will Microcell Continue as a Public Company?” is amended and restated in its entirety as follows:

In all likelihood, no. Following the purchase of Class A and Class B Shares in our offers, if over 90% of each such class are purchased, we expect to consummate a compulsory acquisition transaction as provided under applicable Canadian law. If less than 90% of the outstanding shares of each such class are deposited and purchased in our offers or if for some other reason we cannot complete a compulsory acquisition transaction under applicable law, but the minimum deposit condition to our offer for the Class A Shares is satisfied, we intend to complete a subsequent acquisition transaction to acquire the remaining publicly held Microcell shares. In a compulsory acquisition transaction or a subsequent acquisition transaction, you may have dissent and appraisal rights entitling you to be paid the fair value of your Microcell shares as determined by a Canadian court. If a compulsory acquisition transaction or subsequent acquisition transaction is carried out, we expect to effect the acquisition of the remaining publicly held Warrants 2005 and Warrants 2008 pursuant to the terms of the indentures governing the Warrants 2005 and Warrants 2008. See Section 5 of the Circular.

Even if for some reason a compulsory acquisition transaction or subsequent acquisition transaction does not take place, if we purchase all of the deposited Microcell shares and warrants, then there may be so few remaining shareholders and warrantholders and publicly held Microcell shares and warrants that the Microcell shares and warrants will no longer be eligible to be traded on the Toronto Stock Exchange, there may not be a public trading market for the Microcell shares or warrants, and Microcell may cease to make filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission or otherwise no longer be required to comply with their rules relating to publicly held companies. See Section 13 of the Circular.

Item 4. Terms of the Transaction.

Section (a) of Item 4 of the Schedule TO is amended and supplemented in the manner set forth below.

In “Notice to Securityholders in the United States,” the second paragraph is amended and restated in its entirety as follows:

SECURITYHOLDERS OF MICROCELL SHOULD BE AWARE THAT THE PURCHASE BY THE OFFEROR OF THE SECURITIES HELD BY THEM AS DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THE MATERIAL TAX CONSEQUENCES FOR SECURITYHOLDERS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES OR CANADA ARE DESCRIBED IN SECTION 16 OF THE CIRCULAR, “MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” AND SECTION 17 OF THE CIRCULAR, “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS”, RESPECTIVELY.

In “Offers to Purchase – Section 3. Manner of Acceptance – Letters of Acceptance and Transmittal,” the second sentence of the third paragraph is amended and restated in its entirety as follows:

The signature on the applicable Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Securityholder which is an Eligible Institution) if it is signed by a Person other than the registered owner(s) of the Securities being deposited, or if the Securities not purchased are to be returned to a Person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Microcell, or if payment is to be issued in the name of a Person other than the registered owner(s) of the Securities being deposited.

In “Offers to Purchase – Section 3. Manner of Acceptance – General,” the last paragraph is amended and restated in its entirety as follows:

DEPOSITING SECURITYHOLDERS WILL NOT BE OBLIGATED TO PAY ANY BROKERAGE FEE OR COMMISSION WITH RESPECT TO THE PURCHASE OF SECURITIES BY THE OFFEROR PURSUANT TO THE OFFERS, IF THEY ACCEPT THE OFFERS BY DEPOSITING THEIR SECURITIES DIRECTLY WITH THE DEPOSITARY OR BY UTILIZING THE SERVICES OF ANY MEMBER OF THE SOLICITING DEALER GROUP TO ACCEPT THE OFFERS. IF A DEPOSITING SECURITYHOLDER OWNS SECURITIES THROUGH A BROKER OR OTHER NOMINEE AND SUCH BROKER OR NOMINEE DEPOSITS SECURITIES ON THE SECURITYHOLDER’S BEHALF, THE BROKER OR NOMINEE MAY CHARGE A FEE FOR PERFORMING THIS SERVICE. THE OFFEROR WILL PAY ALL STOCK TRANSFER TAXES WITH RESPECT TO THE TRANSFER AND SALE OF SECURITIES PURSUANT TO THE OFFERS, EXCEPT IF PAYMENT OF THE PURCHASE PRICE IS TO BE MADE TO, OR IF CERTIFICATES FOR SECURITIES NOT DEPOSITED OR NOT ACCEPTED FOR PAYMENT ARE TO BE REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE REGISTERED HOLDER(S), OR IF DEPOSITED CERTIFICATES FOR SECURITIES ARE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE PERSON(S) SIGNING THE LETTER OF ACCEPTANCE AND TRANSMITTAL, THE AMOUNT OF ANY STOCK TRANSFER TAXES PAYABLE ON ACCOUNT OF THE TRANSFER TO SUCH OTHER PERSON WILL BE DEDUCTED FROM THE PURCHASE PRICE OF SUCH SECURITIES PURCHASED UNLESS EVIDENCE SATISFACTORY TO THE OFFEROR OF THE PAYMENT OF SUCH TAXES, OR EXEMPTION THEREFROM, IS SUBMITTED.

In “Offers to Purchase – Section 10. Changes in Capitalization; Dividends and Distributions; Liens,” the following sentence is inserted before the last sentence of the fourth paragraph:

In the event of any reduction in the amount paid per Share or Warrant under the Offers resulting from a cash dividend, distribution or payment as described above, the Offers will be extended, if necessary, in accordance with Section 5 of the Offers To Purchase entitled “Extension and Variation of the Offers” such that not less than ten business days remain before the Offers expire.

In “Circular – Section 18. Financial Advisor, Dealer Managers and Depositary,” the second to last paragraph is amended and restated in its entirety as follows:

Depositing Securityholders will not be obligated to pay any brokerage fee or commission with respect to the purchase of Securities by the Offeror pursuant to the Offers if they accept the Offers by depositing their Securities directly with the Depositary or by utilizing the services of any member of the Soliciting Dealer Group to accept the Offers. If a depositing Securityholder owns Securities through a broker or other nominee and such broker or nominee deposits Securities on the Securityholder’s behalf, the broker or nominee may charge a fee for performing this service. Except as set forth above, the Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Securities pursuant to the Offers (other than to the Dealer Managers, the Soliciting Dealers and the Depositary).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Section (b) of Item 5 of the Schedule TO is amended and supplemented in the manner set forth below.

In “Circular — Section 3. Background to the Offers,” the following sentence is inserted before the last sentence of the section:

Mr. Tremblay thanked Mr. Cope for providing advance notice of the Offers.

Item 6. Purposes of the Transaction and Plans or Proposals.

Section (a) of Item 6 of the Schedule TO is amended and supplemented in the manner set forth below.

In “Circular — Section 4. Purpose of the Offers and Plans for Microcell — Purpose of the Offers,” the first paragraph is amended and restated in its entirety as follows:

The purpose of the Offers is to enable the Offeror to acquire all of the Securities and is consistent with the Offeror’s strategy of focusing on the growth markets of wireless, Internet Protocol and data as well as building national capabilities. The Offeror believes that consummation of the Offers would increase the speed at which it can enhance its position, particularly in Québec and Ontario given the location of Microcell’s customer base. The Offers are also consistent with the current North American consolidation in the scale-driven wireless business.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Section (a) of Item 9 of the Schedule TO is amended and supplemented in the manner set forth below.

In “Circular — Section 18. Financial Advisor, Dealer Managers and Depositary,” the following sentence is inserted after the last sentence of the second paragraph:

Soliciting Dealers will not be entitled to a solicitation fee under the Offers for Securities owned by them for their own account.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.
(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELUS CORPORATION

By:	/s/ Audrey T. Ho

Name:	Audrey T. Ho
Title:	Vice President, Legal Services and General Counsel

Dated: June 1, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)	Offers to Purchase and Circular, dated May 17, 2004.*
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares.*
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants.*
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares.*
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants.*
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(i)	Press Release issued by TELUS Corporation on May 13, 2004.*
(a)(5)(ii)	E-mail message from the President and Chief Executive Officer of TELUS Corporation sent to employees of TELUS Corporation on May 13, 2004.*
(a)(5)(iii)	Summary Advertisement published on May 17, 2004.*
(b)(1)	2004 Credit Agreement, dated as of May 7, 2004, by and among TELUS Corporation and TELUS Communications Inc., as Borrowers, the Toronto-Dominion Bank, as Administration Agent, those institutions whose names are set forth on the execution pages thereof under the heading "Lenders", as Lenders, TD Securities and RBC Capital Markets, as Co-Lead Arrangers, TD Securities, as Bookrunner, Royal Bank of Canada, as Syndication Agent, Bank of Montreal, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents (incorporated by reference to the Form 6-K filed with the United States Securities and Exchange Commission by TELUS Corporation on May 17, 2004).*
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Soliciting Dealer Information Memorandum, dated May 2004.
(h)	Not applicable.

* Previously filed.